Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Financial Statements

For the years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars

Auditors’ Report

To the Shareholders of

Arizona Star Resource Corp.

We have audited the consolidated balance sheets of Arizona Star Resource Corp. as at April 30, 2006 and 2005 and the consolidated statements of deficit, operations and cash flows for each of the three years in the period ended April 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Ontario

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers

International Limited, each of which is a separate and independent legal entity

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Balance Sheets

As at April 30, 2006 and 2005

(expressed in Canadian dollars)

	2006 $	2005 $

Assets

Current assets
Cash and cash equivalents	4,688,050	7,042,146
Accounts receivable	75,004	29,734
Prepaid expenses	78,774	33,875

	4,841,828	7,105,755

Investments (note 3)	86,521	86,521

Resource properties (note 4)	37,116,424	35,324,383

	42,044,773	42,516,659

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,045,156	1,378,979

Future income tax liabilities (note 9)	3,778,000	4,248,000

Asset retirement obligation (note 5)	137,814	131,251

	5,960,970	5,758,230

Shareholders’ Equity

Capital stock (note 6)
Authorized
100,000,000 common shares, without par value

Issued
41,600,937 (2005 – 41,600,937) common shares	50,762,829	50,762,829

Contributed surplus (note 6)	2,052,734	1,322,734

Deficit	(16,731,760)	(15,327,134)

	36,083,803	36,758,429

	42,044,773	42,516,659

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Statements of Deficit

For the three years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006 $	2005 $	2004 $

Deficit - Beginning of year	15,327,134	10,882,804	10,842,584

Loss for the year	1,404,626	4,444,330	40,220

Deficit - End of year	16,731,760	15,327,134	10,882,804

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Statements of Operations

For the three years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars, except for shares)

	2006 $	2005 $	2004 $

Expenses
Office and administrative	478,139	296,171	210,569
Shareholder meetings and communication costs	223,931	470,040	28,400
Director severances	-	150,000	-
Management fees	-	30,000	30,000
Professional fees	230,226	117,783	47,320
Directors’ fees	204,090	32,846	16,261
Legal, advisory and Special Committee costs related to Proposed Offer (note 7)	-	1,659,872	-

Loss before the following	1,136,386	2,756,712	332,550

Stock-based compensation (note 6)	730,000	1,322,734	-

Write-off of resource property (note 4)	-	840,434	-

Interest income	(132,377)	(85,794)	(76,697)

Foreign exchange gain	(329,383)	(389,756)	(215,633)

Loss for the year	1,404,626	4,444,330	40,220

Loss per common share - basic and diluted	0.03	0.11	0.00

Weighted average number of common shares outstanding	41,600,937	40,742,690	40,132,843

Arizona Star Resource Corp.
(an exploration stage company)

Consolidated Statements of Cash Flows

For the three years ended April 30, 2006, 2005 and 2004

(expressed in Canadian dollars)

	2006 $	2005 $	2004 $

Cash flows from operating activities
Loss for the year	(1,404,626)	(4,444,330)	(40,220)
Items not affecting cash
Stock-based compensation	730,000	1,322,734	-
Asset retirement obligation expense	6,563	-	-
Write-off of resource property	-	840,434	-
Foreign exchange gain	(329,383)	(389,756)	(215,633)

	(997,446)	(2,670,918)	(255,853)
Changes in non-cash working capital
Accounts receivable	(45,270)	(25,280)	3,906
Prepaid expenses	(44,899)	(27,039)	307
Accounts payable and accrued liabilities	(1,125,864)	1,298,093	25,181

	(2,213,479)	(1,425,144)	(226,459)

Cash flows from financing activities
Common shares issued - net of issue costs	-	4,982,100	-
Common shares issued for cash upon exercise of stock options	-	485,000	257,500

	-	5,467,100	257,500

Cash flows from investing activities
Acquisition, exploration and development expenditures	-	(130,630)	(137,536)
Option payment on Agua de la Piedra property option (note 4)	-	313,437	-

	-	182,807	(137,536)

Effect of exchange rate changes on cash and cash equivalents	(140,617)	4,756	4,633

Increase (decrease) in cash and cash equivalents	(2,354,096)	4,229,519	(101,862)

Cash and cash equivalents - Beginning of year	7,042,146	2,812,627	2,914,489

Cash and cash equivalents - End of year	4,688,050	7,042,146	2,812,627

Supplementary information
Accounts payable related to resource properties	1,792,042	-	-

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars unless otherwise stated)

Nature of operations

Arizona Star Resource Corp. (“Arizona Star”) and its subsidiary companies (collectively “the Company”) are engaged in the acquisition, evaluation and exploration of mineral properties. The Company’s mineral properties, located in Chile as disclosed in note 4, have not generated any revenues to date and are considered to be in the exploration stage.

Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Arizona Star and its subsidiaries and a proportionate share of the assets, liabilities, revenues and expenses of a joint venture in which the Company has an interest. Intercompany transactions have been eliminated. The Company’s wholly-owned subsidiaries include: Arizona Star Resource (Bermuda) Ltd., Minera Estrella de Oro Limitada, Imperial Gold Corporation and the Company’s proportionate interest in Compania Minera Casale (“CMC”) (note 4).

Use of estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where management’s judgement is applied are mineral reserves and resources, asset valuations, stock-based compensation, future income tax valuation reserves and environmental post-closure obligations. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid money market instruments which have an original maturity of three months or less.

Investments

Investments not subject to significant influence are accounted for using the cost method. Investments are written down when, in the opinion of management, there has been a permanent impairment in the value of an investment.

Resource properties

Mineral acquisition, exploration and development costs are capitalized on an individual project basis. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined not to be commercially feasible are expensed in the year in which the determination is made.

The Company’s management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and mineralization expected to be classified as reserves, and operating, capital and reclamation costs on an undiscounted basis. When the carrying value of a long-lived asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title as such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Foreign exchange translation

The Company’s foreign subsidiaries are integrated operations and financial statements stated in foreign currencies are translated using the temporal method. Currency transactions and balances are translated into the reporting currency as follows:

•

monetary items are translated at the rates prevailing at the balance sheet date;

•

non-monetary items are translated at historical rates;

•

revenues and expenses are translated at the average rates in effect during applicable accounting periods except for depreciation and amortization which are translated at historical rates;

•

exchange gains and losses on foreign currency translation are included in income for the year, except for those gains or losses that have been capitalized to mineral properties.

Future income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Asset retirement obligations

Asset retirement obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. The liability is accreted over time through periodic charges to resource properties. In subsequent periods, the Company adjusts the carrying amounts of the asset or liability for changes in estimates of the amount or timing of underlying future cash flows.

Stock-based compensation

Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options.

Loss per common share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the short-term nature of these instruments.

Investments

	2006 $	2005 $

Cost
Bema Gold Corporation	86,520	86,520
Idaho Gold Corporation	1	1

	86,521	86,521

As at April 30, 2006, the Company owned 61,800 (2005 - 61,800) shares of Bema Gold Corporation (“Bema”) having a market value of approximately $390,600 (2005 - $158,800).

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars unless otherwise stated)

Resource properties

	2006	2005

	Net $	Net $

Balance - Beginning of year	35,324,383	36,341,374

Additions during the year
Ongoing land holding and development costs	1,792,041	136,880
Option payment	-	(313,437)
Write-off during the year	-	(840,434)

	1,792,041	(1,016,991)

Balance - End of year	37,116,424	35,324,383

Aldebaran property – See also Note 11

On October 26, 1997, the Company and Bema entered into an agreement with Placer Dome Inc. (“Placer”) allowing Placer to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale deposit, and an adjacent property in northern Chile. At year end, the Aldebaran property was owned by Compania Minera Casale (“CMC”), which in turn was owned 25% by Arizona Star, 51% by Placer, and 24% by Bema.

Under the terms of the January 1998 Shareholders’ Agreement, as restated June 5, 2003 and subsequently amended, Placer announced on September 27, 2005 that it had concluded that the Cerro Casale Project was not financially viable at that time and was not financeable under the terms of the Shareholders’ Agreement.

As a result, on October 26, 2005, the Company, Bema, and Placer announced that they had reached a nonbinding agreement in principle whereby Placer agreed to sell its interest in CMC to the Company and Bema for contingent payments.  The Company and Bema agreed to pay Placer US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years, or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of the Company and Bema.

On October 31, 2005, Barrick Gold Corporation (“Barrick”) made an offer to buy all of the outstanding shares of Placer and on January 20, 2006, announced that it had successfully acquired control of Placer. An agreement between Arizona Star, Bema and Barrick for the return of the Placer 51% interest in Cerro Casale then owned by Barrick was completed in June 2006.  This agreement and the agreement reached between Arizona Star and Bema with respect to the management of CMC and the Aldebaran Property, are described in Note 11 below, “Subsequent event”.

Agua de la Piedra property

On February 22, 2005, Bema gave written notice to the Company that it terminated its option to acquire the Agua de la Piedra property. No further amounts are owing by Bema to the Company in connection with this property. Effective April 30, 2005, the Company had determined that it no longer intended to pursue its option to acquire the Agua de la Piedra property, and wrote off the related deferred costs of $840,434.

Asset retirement obligation

The Company’s asset retirement obligation relates to site restoration and clean-up costs of its Cerro Casale deposit located in Chile.

A reconciliation of the asset retirement obligation provision is as follows:

	2006 $	2005 $

Balance - Beginning of year	131,251	125,001
Accretion expense	6,563	6,250

Balance - End of year	137,814	131,251

The provision for the asset retirement obligation is based on the following key assumptions:

•

total undiscounted cash flows of $348,249, expected to occur in 2025.

•

a credit adjusted risk-free rate of 5% at which the estimated cash flows have been discounted.

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars unless otherwise stated)

•

Capital stock and contributed surplus

		2006		2005		2004

	Shares	Amount $	Shares	Amount $	Shares	Amount $
Balance - Beginning of year	41,600,937	50,762,829	40,315,937	45,295,729	40,058,437	45,038,229

Issued during the year
For cash - net of issue costs	-	-	800,000	4,982,100	-	-
For cash on exercise of directors’ and employees’ stock options	-	-	485,000	485,000	257,500	257,500

Balance - End of year	41,600,937	50,762,829	41,600,937	50,762,829	40,315,937	45,295,729

On January 26, 2005, the Company completed the issue of 800,000 common shares by way of private placement at $6.40 per common share for gross proceeds of $5,120,000.  A 2% finder’s fee was paid to an independent party on closing.

As at April 30, 2006, the Company had outstanding directors’ and employees’ stock options for a total of 625,000 common shares. As at April 30, 2006, a total of 975,000 stock options were available for grant under the shareholder-approved Stock Option Plan.

Changes in the Company’s stock options are as follows:

	Number of options	Weighted average exercise price $

Outstanding as at April 30, 2003	817,500	1.00
Exercised	(257,500)	1.00

Outstanding as at April 30, 2004	560,000	1.00
Exercised	(485,000)	1.00
Granted	1,125,000	5.10
Cancelled	(825,000)	4.29

Outstanding as at April 30, 2005	375,000	5.80
Granted	250,000	6.64

Outstanding as at April 30, 2006	625,000	6.14

Stock options outstanding as at April 30, 2006 are as follows:

Exercise price $	Exercisable as at April 30, 2006	Options outstanding as at April 30, 2006	Average remaining contractual life (years)

1.00	75,000	75,000	0.2
5.80	-	75,000	4.2
7.00	-	475,000	4.0

On July 4, 2001, the Company repriced 635,500 stock options from $1.50 per share to $1.00 per share and extended the expiry dates to July 3, 2006.  Of these, 75,000 options were outstanding as of April 30, 2006 (2005 - 375,000 options outstanding).

May 2004 Grant

On May 5, 2004, the Company granted 825,000 incentive stock options to directors, officers, consultants and employees at an exercise price of $4.39 per option for a term of five years. These options were approved by the Board of Directors, but final documentation had not yet been distributed to the optionees. On September 9, 2004, the Company announced that it was in receipt of a Petition filed August 31, 2004 by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), a shareholder of the Company, regarding the granting of these incentive stock options. Pursuant to an agreement dated December 16, 2004 between the parties, all of these stock options were cancelled and any legal action was dropped.

Prior to the cancellation of these options, the Company charged to operations the fair value of these options in the amount of $1,322,734, with a corresponding credit to contributed surplus.

The fair value of the options granted and vested has been calculated using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 3.00%
Expected life of option of 3 years
Expected volatility of 50%
Dividend yield rate of nil%

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

December 2004 Grant

On December 22, 2004, the Company granted 300,000 stock options to senior management and directors at an exercise price of $7.00. The options have a term of five years and are subject to a two-stage exercise condition designed to better align option compensation with the interests of shareholders. These option grants required a $12.40 share price for 10 successive days for the option to become exercisable and, in addition, once this test had been met, the Company’s share price performance must have had exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options would have been cancelled.

The fair value of these options has been calculated to be $412,500 using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 3.5%
Expected life of option of 5 years
Expected volatility of 50%
Dividend yield rate of nil%

At the time of the grant, the Company determined that it was not possible to determine whether these options would become exercisable, and therefore did not recognize any related expense in the year ended April 30, 2005.  During the year ended April 30, 2006, the Company established that it was reasonably certain that the options would become exercisable, and recognized the expense of $412,500.  All requirements for exercising were met on May 2, 2006.

November and December 2005 Grants

The Company granted a further 75,000 stock options on November 8, 2005 to a director of the Company (with an exercise price of $5.80).  On December 23, 2005, the Company granted 150,000 stock options to two officers of the Company, and 25,000 options to a consultant with an exercise price of $7.00.  Both the November 8, 2005 and December 23, 2005 grants are subject to the same two-stage conditions as described.  All requirements for exercising were met on May 2, 2006.

The fair value of these options has been calculated to be $317,500 using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 3.5%
Expected life of option of 3 years
Expected volatility of 50%
Dividend yield rate of nil%

The fair value of the options granted December 2004, November 2005, and December 2005 of $730,000 was recorded in the year ended April 30, 2006.

Legal, advisory and Special Committee costs relating to Proposed Offer

On December 20, 2004, Bema announced that it intended to make an offer (the “Proposed Offer”) to all Arizona Star shareholders to exchange for 1.85 shares of Bema for each share of Arizona Star.  As a result of the Proposed Offer, the Company incurred legal, advisory and Special Committee fees to review the Proposed Offer, provide the Company shareholders with a Fairness Opinion about the Proposed Offer, and to assist the board in considering strategic alternatives to maximize shareholder value. The cost incurred to April 30, 2005 relating to the Proposed Offer totalled $1,659,872.

On May 5, 2005, Bema announced that it did not intend to proceed with its previously announced Proposed Offer.

Related party transactions

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

	2006 $	2005 $	2004 $

Office and administrative	1,370	78,989	89,526
Accounting	8,030	60,233	50,946
Rent and utilities	2,400	28,800	24,000
Management fees	2,500	30,000	30,000
Shareholder information	-	23,678	6,998
Costs incurred by Bema capitalized to property	207,714	-	-
Bema Chile office costs capitalized to property	-	98,078	89,984
Accounts payable	207,714	32,422	21,303

Until June 1, 2005 Bema provided management, administrative and technical services to the Company.

As at April 30, 2006, Placer, now Barrick, had incurred costs with respect to the Aldebaran Property, of which the Company’s estimated portion was approximately $1,584,300, and which is included in Accounts Payable and Accrued Liabilities as at April 30, 2006. This amount was paid to Barrick subsequent to the year end on successful completion of the agreement in June 2006 to transfer Barrick’s interest in the Aldebaran Property to Arizona Star and Bema (see note 11, “Subsequent event” below).

Since October 2005, Bema incurred costs with respect to the Aldebaran Property on behalf of Arizona Star and Bema.  Arizona Star’s proportionate share of costs was $207,700, and is included in Accounts Payable And Accrued Liabilities as at April 30, 2006.

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars unless otherwise stated)

Income taxes

The Company’s income tax provision (recovery) has been calculated as follows:

	2006 $	2005 $	2004 $

Loss for the year	(1,404,626)	(4,444,330)	(40,220)

Income tax recovery at Canadian federal and provincial statutory rates	444,143	1,583,071	14,318
Current year assets/losses not recognized	(296,075)	(1,227,591)	(14,318)
Permanent differences	(148,068)	(355,480)	-

Provision for (recovery of) income taxes	-	-	-

The Company’s future income tax assets as at April 30, 2006 and 2005 are summarized as follows:

	2006 $	2005 $

PP&E and resource properties	80,840	77,340
Non-capital losses carried forward	1,417,320	856,255
Other	-	-

Net future income tax asset	1,498,160	933,595

Valuation allowance	(1,498,160)	(933,595)

Net future income tax asset recorded	-	-

The Company has recorded a valuation allowance in respect of its Canadian losses in the amount of $3,924,000 as at April 30, 2006 because of the uncertainty of their future utilization in the carryforward period.

As at April 30, 2006, the Company has available non-capital loss carryforwards for Canadian federal and Ontario income tax purposes that will expire as follows:

$
2016	910,000
2015	2,555,000
2014	186,000
2010	89,000
2007	184,000

The future income tax liability amount relates to the sale of CMA in October 2001. At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property. As a result, a future income tax liability has been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs. A retroactive adjustment establishing a future income tax liability of $4,844,000 with charges to the deficit account of $3,197,000 and resource property costs of $1,647,000 was made during 2005.

Difference between Canadian and United States generally accepted accounting principles

(GAAP)

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Had the Company prepared the consolidated financial statements in accordance with US GAAP, certain items on the consolidated balance sheets and the consolidated statements of operations, deficit and cash flows would have been reported as follows:

Consolidated balance sheets

	2006 $	2005 $
Assets
Canadian GAAP	42,044,773	42,516,659
Differences in fair value of available-for-sale investments	304,080	72,279
Resource properties	(37,116,424)	(35,324,383)

Assets, US GAAP	5,232,429	7,264,555

Liabilities
Canadian GAAP	5,960,970	5,758,230
Future income tax liabilities	(3,778,000)	(4,248,000)

Liabilities, US GAAP	2,182,970	1,510,230

Shareholders’ Equity
Canadian GAAP	36,083,803	36,758,429
Resource properties	(37,116,424)	(35,324,383)
Difference in fair value of available-for-sale investments	304,080	72,279
Future income tax liabilities	3,778,000	4,248,000

Shareholders’ Equity
US GAAP	3,049,459	5,754,325

Liabilities and Shareholders’ Equity, US GAAP	5,232,429	7,264,555

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars unless otherwise stated)

Consolidated statements of operations

		Years ended April 30,

	2006 $	2005 $	2004 $

Loss for the year, Canadian GAAP	(1,404,626)	(4,444,330)	(40,220)
Foreign exchange gain on future income tax liability (note 10(d))	(470,000)	(389,756)	(215,633)
Resource properties	(1,792,041)	(136,880)	(143,488)
Resource property option payment	-	313,437	-
Write-off of previously expensed mineral properties	-	840,434	-
Stock-based compensation expense (note 10(f)(ii))	-	(372,600)	(755,750)
Options issued to directors and officers (note 10(f)(i))	412,500	801,600	-

Loss, US GAAP, before accounting change	(3,254,167)	(3,388,095)	(1,155,091)
Accounting change (note 10(c))	-	-	(119,049)

Loss, US GAAP, before comprehensive income adjustments	(3,254,167)	(3,388,095)	(1,274,140)

Foreign exchange gain	-	4,756	4,633
Available-for-sale securities	231,800	(59,400)	124,300

Comprehensive loss for the year, US GAAP	(3,022,367)	(3,442,739)	(1,145,207)

Net loss for the year per common share, US GAAP	0.07	0.08	0.03

Arizona Star Resource Corp.
(an exploration stage company)

Notes to Consolidated Financial Statements

April 30, 2006, 2005 and 2004

(expressed in Canadian dollars unless otherwise stated)

Consolidated statements of cash flows

	2006 $	2005 $	2004 $

Cash flows used in operating activities, Canadian GAAP	(2,213,479)	(1,425,144)	(226,459)
Acquisition and exploration expenditures	-	(130,630)	(137,536)
Option payment on Agua de la Piedra property	-	313,437	-

Cash flows used in operating activities, US GAAP	(2,213,479)	(1,242,337)	(363,995)

Cash flows from financing activities, Canadian GAAP and US GAAP	-	5,467,100	257,500

Cash flows from (used in) investing activities, Canadian GAAP	-	182,807	(137,536)
Acquisition and exploration expenditures	-	130,630	137,536
Option payment on Agua de la Piedra property	-	(313,437)	-

Cash flows from investing activities, US GAAP	-	-	-

Effect of exchange rate changes on cash and cash equivalents	(140,617)	4,756	4,633

Net increase (decrease) in cash and cash equivalents, US GAAP	(2,354,096)	4,229,519	(101,862)

a)

Exploration expenditures and undeveloped mineral interests

Mineral property exploration and acquisition expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2, “Summary of significant accounting policies.” Under US GAAP, property acquisition and exploration costs are expensed as incurred. When proven and probable reserves are determined for a property, subsequent development expenditures incurred on the property are capitalized. Under Canadian GAAP, exploration and associated costs relating to non-specific properties are expensed in the period incurred. Acquisition and exploration costs relating to specific properties for which economically recoverable reserves are unproven may be deferred until the project to which they relate is sold, abandoned, placed into production or becomes impaired.

b)

Marketable securities and investments

Under Canadian GAAP, marketable securities are carried at the lower of cost and market value. Under US GAAP, the Company’s marketable securities are classified as available-for-sale securities. Under Canadian GAAP, investments in the shares of public companies over which the Company does not exercise significant influence are classified as long-term investments and are carried at cost unless there is an other than temporary impairment in value. Under US GAAP, certain investments held by the Company are classified as available-for-sale securities.

Available-for-sale securities are not held principally for the purpose of selling in the near term, and are for US GAAP purposes reported at fair value as at the balance sheet dates with any holding gains or losses not already reported on the consolidated statements of operations reported as a separate component of shareholders’ equity until realized or until an other than temporary decline in value occurs.

c)

Asset retirement obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting (SFAS No. 143), “Accounting for Asset Retirement Obligations.” SFAS No.143, effective for financial statements issued for fiscal years beginning after June 15, 2002, is substantially consistent with the CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after January 1, 2004. The Company adopted CICA 3110 for Canadian GAAP purposes effective May 1, 2004 on a retroactive basis, and SFAS No. 143 for US GAAP purposes effective May 1, 2003.

d)

Future income tax liability

Under Canadian GAAP, the Company is required to record a future income tax liability related to the timing difference between the book value and tax basis of mineral resource properties. Since the mineral resource properties have been expensed under US GAAP, no tax liability is recognized for this timing difference.

e)

Foreign exchange

The Company has recorded a future income tax liability under Canadian GAAP related to the difference between the book value and tax basis of mineral exploration properties. The majority of the Company’s foreign exchange changes under Canadian GAAP relate to this future income tax liability. Under US GAAP, because the value of the exploration properties is expensed as incurred, there is no difference between book and tax values and, therefore, no future income tax liability and no foreign exchange gains or losses. The amount of the foreign exchange changes related to the future income tax liability has been excluded from the US GAAP figures.

f)

Stock-based compensation

i)

For Canadian reporting, the Company uses fair value accounting for all stock options issued. For United States reporting, the Company prospectively adopted FAS123(R) “Share Based Payment”, without restatement of prior year periods.  Under this new accounting policy, the Company uses fair value accounting for all stock options issued consistent with Canadian reporting.

Prior to May 1, 2005, the Company used the intrinsic value method in its United States reporting for options granted to employees, directors and officers, and fair value for options granted to others. Accordingly, the options issued to directors and officers and vested before May 1, 2005 did not result in a charge to income under US GAAP.

ii)

On July 4, 2001, the Company repriced the exercise price of 635,500 stock options from $1.50 to $1.00. Under FASB Interpretation No. 44 (“FIN44”), if the exercise price of a fixed stock option award is reduced, variable accounting applies to the option award until the date the award is exercised, forfeited or expired unexercised.  Under US GAAP, the Company recorded additional stock-based compensation for these repriced options in the years ended 2004 and 2005. The adoption of FAS 123(R) as described above means that these options have no impact on the Company's reported results for 2006 under US GAAP.

g)

Recent accounting pronouncement

Mineral rights

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The EITF reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations (“SFAS No. 141”), and SFAS No. 142, “Goodwill and Other Intangible Assets”(“SFAS No. 142”), and EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets.” The FSPs amend SFAS Nos. 141 and 142 to conform them to the EITF consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004, but earlier adoption is permitted. These issues did not have an impact on the Company’s consolidated financial statements.

In March 2004, the EITF issued EITF 04-03, “Mining Assets’ Impairment and Business Combinations.” EITF 04-03 requires mining companies to consider cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS No. 141 and when testing the mining assets for impairment in accordance with SFAS No. 144. The consensus is effective for reporting periods beginning after March 31, 2004, but earlier adoption is permitted. This issue did not have an impact on the Company’s consolidated financial statements.

Subsequent event

Acquisition of 51% of Cerro Casale Property

Arizona Star entered into definitive agreements on June 16, 2006 with Bema and Barrick for the acquisition by Arizona Star and Bema of Barrick’s 51% interest in CMC, which is the owner of the Cerro Casale mineral deposit, or the Aldebaran Property (the “Property”), in northern Chile.

Barrick transferred the shares of a wholly-owned Cayman subsidiary (which indirectly owned and controlled 51% of the common shares of CMC) to wholly owned subsidiaries of each of Arizona Star and Bema.  Arizona Star has therefore acquired a 51% interest in the shares of CMC and Bema has acquired a 49% interest in those shares.

Arizona Star and Bema are jointly obligated to pay Barrick US$10 million on the date of making a decision to proceed with construction of a mine at the Property (the “Construction Decision Date”).  In addition, Arizona Star and Bema are jointly obligated to pay the cash equivalent of 190,000 ounces of gold to Barrick, payable in 12 annual instalments commencing 12 months after commencement of commercial production (the “Commercial Production Date”) from any such a mine, as follows:

(i)

five annual instalments of the cash equivalent at such date of 10,000 ounces of gold payable on the first five anniversaries of the Commercial Production Date; and

(ii)

seven annual instalments of the cash equivalent at such date of 20,000 ounces of gold payable on the sixth through twelfth anniversaries of the Commercial Production Date.

In the alternative, Arizona Star and Bema may elect up to the Construction Decision Date to pay US$70 million on that date in lieu of the 190,000 ounces of gold payments.

As part of these transactions and agreements, Barrick transferred to CMC or subsidiaries of Arizona Star and Bema the rights and interests acquired by Placer in the course of earning its interest in CMC and acting as manager of CMC and the Property and in conducting the feasibility study.  These rights and interests include certain water concessions, rights to be reimbursed for certain expenditures made by Placer and a royalty interest of 3% of net smelter returns.  At closing, Arizona Star paid a total of US$1,417,107.42 (Cdn$1,584,300) in cash to Barrick in final settlement of the Company’s share of costs incurred by Placer and Barrick, and, together with Bema, assumed the obligation to make the payments described above.

To secure their obligations to pay these payments, conditional on proceeding with construction of a mine and on achieving commercial production, Arizona Star and Bema have pledged the 51% share interests in CMC acquired from Barrick and have agreed not to dilute this interest without consent of Barrick.  There are also alternative security arrangements which would allow Arizona Star and Bema to obtain the release of these shares in order to complete a transaction for the acquisition by a major mining company of an equity interest in CMC or financing for development of the mine at the Property.

On December 23, 1994, Arizona Star and Bema had entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996 and December 16, 1997. These amendments provide, among other things, that if Placer no longer, directly or indirectly, owns shares in CMC, its interest in the Aldebaran property is transferred back to the Company and Bema, and if the majority of members of the Board of Directors of Arizona Star does not consist of persons nominated by Bema, that the Company will transfer to Bema that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest shall be equal to the net present value of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Arizona Star and Bema agreed on June 16, 2006 that the agreement outlined in the preceding paragraph will be indefinitely suspended and entered into another agreement which provides that notwithstanding their respective shareholdings in CMC they will each have equal representation on the board of directors of CMC and related holding companies.  All decisions with respect to CMC including any decision on development and financing of the mine, and any acquisitions or dispositions of property of CMC will require the approval of the directors appointed by both parties.  Finally, they have agreed that Bema will act as general manager of the Property under the instructions of a joint management committee; that Bema will manage and conduct exploration and development activities in accordance with budgets approved by CMC’s directors; and that the parties will bear their proportionate share of all expenditures.

Recent accounting developments

The CICA has issued CICA 3855, “Financial Instruments - Recognition and Measurement,” and CICA 3865 “Hedges.” These require that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting should be recognized in the balance sheet and measured at fair value, with changes in value recognized in income. The Company does not expect these standards to have a material impact on its financial position or results from operations.

The FASB has issued FAS 123(R) "Share Based Payment", which requires compensation expense to be recognised for all stock-based compensation. The Company has adopted FAS 123(R) effective from May 1, 2005, as described in Note 10(f)(i).